UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Report on Form 6-K/A of Husky Energy Inc. (the “Company”) amends (i) the Company’s Report on Form 6-K filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2017 and (ii) the Company’s Report on Form 6-K filed with the Commission on March 10, 2017 (together, the “Reports”), solely as follows and in no other respects:

1.     The press releases included as exhibits to the Reports shall be deemed furnished, not filed, with the Commission and will not be incorporated by reference into any registration statement filed by the Company under the United States Securities Act of 1933, as amended.

2.     Each Report is supplemented by inserting the following paragraph:

Husky Energy Inc.’s notes maturing on March 10, 2027 referred to in the press release attached as Exhibit A hereto have not and will not be registered under the United States Securities Act of 1933, as amended (the “US Securities Act”). They are being offered and sold only outside the United States to non-U.S. Persons (as those terms are defined under Regulation S under the US Securities Act) and may not be offered, sold, pledged or otherwise transferred in the United States or to U.S. Persons absent registration or an applicable exemption from the registration requirements under the US Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: March 16, 2017		GENERAL COUNSEL & SECRETARY